UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                             ThermoRetec Corporation

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   883592 10 7
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                 (781) 622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                               October 19, 1999
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           (Date of Event which Requires Filing of this Statement)

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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
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


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            1              NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Thermo Electron Corporation
                           IRS No. 04-2209186
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*
                                                                       (a) [   ]
                                                                       (b) [ x ]
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            3              SEC USE ONLY
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            4              SOURCE OF FUNDS*

                           WC
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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            6              CITIZENSHIP OR PLACE OF ORGANIZATION

                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          10,255,548
       WITH
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                      8    SHARED VOTING POWER

                           0
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                      9    SOLE DISPOSITIVE POWER

                           10,255,548
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                     10    SHARED DISPOSITIVE POWER


                           0
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


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            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           10,255,548
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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
                           EXCLUDES CERTAIN SHARES*                        [   ]
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            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                           72.7%
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            14             TYPE OF REPORTING PERSON *

                           CO
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


      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares of common stock, par value $.01 per share, of ThermoRetec Corporation, as set forth below.

Item 2.     Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect a change in the information previously reported under Items 4 and 6 of this Schedule 13D. The Reporting Person holds the Shares of the Issuer that it owns both directly and through one or more controlled subsidiaries. As of the date of this Amendment, 9,750,893 Shares were beneficially owned by Thermo TerraTech Inc. ("TerraTech"), a majority-owned subsidiary of the Reporting Person.

      The Reporting Person develops, manufactures and markets analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper recycling and papermaking equipment. The Reporting Person also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended and restated in its entirety as follows:

      Any funds necessary for the proposed transaction described in Item 4 below will be paid out of the Reporting Person's working capital.

Item 4.     Purpose of Transaction

      Item 4 is hereby amended and restated in its entirety as follows:

      On October 20, 1999, the Issuer issued a press release stating that it has entered into a definitive agreement and plan of merger with the Reporting Person, under which the Reporting Person would acquire all of the outstanding Shares held by the public stockholders of the Issuer. The Issuer's board of directors approved the merger agreement based on a recommendation from a Special Committee of its board of directors formed to evaluate the Reporting Person's offer.

      Under the terms of the merger agreement, each issued and outstanding Share not already owned by the Reporting Person would be converted into the right to receive $7.00 in cash. Following the merger, the Shares would cease to be publicly traded.

       Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.     Interest in Securities of the Issuer.

      Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

      (a) The Shares beneficially owned by the Reporting Person include 504,655 Shares, or approximately 3.6% of the outstanding Shares, owned directly by the Reporting Person and 9,750,893 Shares, or approximately 70.3% of the outstanding Shares, owned by TerraTech. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 159,213 Shares or approximately 1.2% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 97,100 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Share ownership information for each executive officer and director of the Reporting Person is set forth below:

Name                                             Number of Shares(1)
----                                             -------------------
John M. Albertine                                0
Samuel W. Bodman                                 0
Peter O. Crisp                                   0
Elias P. Gyftopoulos                             31,431
George N. Hatsopoulos                            9,000
John N. Hatsopoulos                              61,282
Brian D. Holt                                    0
Frank Jungers                                    10,500
John T. Keiser                                   0
Paul F. Kelleher                                 23,000
Earl R. Lewis                                    0
Robert A. McCabe                                 0
Theo Melas-Kyriazi                               0
Hutham S. Olayan                                 0
Robert W. O'Leary                                0
William A. Rainville                             24,000
Richard F. Syron                                 0
Roger D. Wellington                              0
All directors and current executive officers as  159,213
a group (18 persons)

     (1) Shares reported as beneficially owned by Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Kelleher, Mr. Rainville and all directors and executive officers as a group include 29,600, 7,500, 22,500, 15,000, 22,500 and 97,100 Shares, respectively, that such person or members of the group have the right to acquire within 60 days. Shares reported as beneficially owned by Dr. Gyftopoulos and all directors and executive officers as a group include 831 Shares allocated to Dr. Gyftopoulos' account maintained pursuant to the Issuer's deferred compensation plan for directors.

     While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

     (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns.

     (c) The Reporting Person has effected no transactions with respect to the Shares during the past 60 days. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares in the past 60 days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     The first two paragraphs of Item 6 are hereby amended and restated in their entirety as follows:

     As set forth in Item 4 hereof, the Issuer has entered into a definitive agreement and plan of merger with the Reporting Person, under which the Reporting Person would acquire all of the outstanding Shares of the Issuer held by the public stockholders of the Issuer. The completion of this transaction is subject to certain customary conditions, including completion of review by the Securities and Exchange Commission of the proxy statement to be sent to the public stockholders of the Issuer regarding the proposed transaction. The Reporting Person intends to vote its Shares in favor of the merger agreement, thus assuring that the merger agreement will be approved.

      Of the 10,255,548 Shares beneficially owned by the Reporting Person, (i) 504,655 Shares are issuable to the Reporting Person if it elects to convert in full its subordinated convertible debentures of the Issuer and (ii) 21,000 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 12,000 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire Shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. Elias P. Gyftopoulos has the right to acquire 25,100 Shares within 60 days; Mr.
J. Hatsopoulos has the right to acquire 22,500 Shares within 60 days; Mr. Kelleher has the right to acquire 15,000 Shares within 60 days; and Mr. Rainville has the right to acquire 22,500 Shares within 60 days.

Item 7.  Material to be Filed as Exhibits.

      Item 7 is hereby amended by adding the following as an exhibit:

      (i) Agreement and Plan of Merger dated as of October 19, 1999 by and among Thermo Electron Corporation, Retec Acquisition Corporation and ThermoRetec Corporation (filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated October 19, 1999 and incorporated herein by reference).

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: October 21, 1999

                                   THERMO ELECTRON CORPORATION


                                   By:  /s/ Theo Melas-Kyriazi
                                        -------------------------------
                                        Theo Melas-Kyriazi
                                        Vice President and
                                        Chief Financial Officer

       Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

John M. Albertine:                           Director, Thermo Electron

     Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Samuel W. Bodman:                            Director, Thermo Electron

     Mr. Bodman is Chairman and Chief Executive Officer of Cabot Corporation, a manufacturer of specialty chemicals and materials. His business address is Cabot Corporation, 75 State Street, Boston, Massachusetts 02109.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr.  McCabe is  Chairman  of Pilot  Capital  Corporation,  a firm  which is
engaged  in  private   investments.   His  business  address  is  Pilot  Capital
Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the President and Chairman of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in private investments, including real estate, and advisory services. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

Richard F. Syron:                            Director, President and Chief
                                             Executive Officer, Thermo Electron
George N. Hatsopoulos:                       Director and Chairman of the Board,
                                             Thermo Electron
John N. Hatsopoulos:                         Director and Vice Chairman of the
                                             Board, Thermo Electron
Theo Melas-Kyriazi:                          Vice President and Chief Financial
                                             Officer, Thermo Electron
Mr. Melas-Kyriazi is a citizen of Greece.
Earl R. Lewis:                               Chief Operating Officer,
                                             Measurement and Detection, Thermo
                                             Electron
William A. Rainville:                        Chief Operating Officer, Recycling
                                             and Resource Recovery, Thermo
                                             Electron
Paul F. Kelleher:                            Senior Vice President, Finance &
                                             Administration and Chief Accounting
                                             Officer, Thermo Electron
Brian D. Holt:                               Chief Operating Officer, Energy and
                                             Environment, Thermo Electron
John T. Keiser:                              Chief Operating Officer, Biomedical
                                             and Emerging Technologies, Thermo
                                             Electron